SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2006


                           SCOPUS VIDEO NETWORKS LTD.
                 (Translation of registrant's name into English)

                  10 HA'AMAL ST., PARK AFEK, ROSH HA'AYIN 48092
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated February 16, 2006, announcing Scopus Video Networks Ltd.'s fourth quarter and 2005 results.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          SCOPUS VIDEO NETWORKS LTD.
                                          (Registrant)


                                          By: /s/ David Mahlab
                                          --------------------
                                          David Mahlab
                                          Chief Executive Officer


                                          By: /s/ Moshe Eisenberg
                                          -----------------------
                                          Moshe Eisenberg
                                          Chief Financial Officer


Date: February 16, 2006

[SCOPUS VIDEO NETWORKS LOGO]                                       PRESS RELEASE

                     SCOPUS ANNOUNCES FOURTH QUARTER RESULTS

          Revenue growth of 28% for 2005; profitability continues in Q4

TEL AVIV - February 16, 2006 - Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the fourth quarter and full year ending December 31, 2005.

Revenues for the fourth quarter of 2005 were $11.9 million, up 7% from $11.1 million as reported in the fourth quarter of 2004. Revenues were $44.8 million for the year, representing an increase of 28% over the $35.1 million recorded in 2004.

Net income for the fourth quarter was $267,000, compared with the $659,000 as reported in the fourth quarter of 2004. Net loss for the year was $3.9 million, compared with a net loss of $2.9 million in 2004.

During 2005, the breakdown of revenues by regions were $23.0m in EMEA, $12.4m in Asia and Pacific Rim and $9.4m in the Americas. In 2004, these three regions accounted for $16.5m, $9.3m and $9.2m respectively. The United States & Canada grew by 70% from $4.1 million in 2004 to $6.8 million in 2005.

The Company ended the fourth quarter with cash and equivalents of $33.6 million, up from $7.9 million on September 30, 2005, largely due to the receipt of $31.5 million in IPO proceeds.

David Mahlab, CEO of Scopus said, "I am proud of our achievements during 2005. Last year we increased our presence significantly wining top-tier customers both in the US and in China, while maintaining our growth in Europe. On the product front, we have introduced innovative solution for video over IP networks, which will be a key driver for our growth in 2006. The company turned profitable in the second half of 2005 maintaining gross margins over 50%, with a yearly growth of 28% in revenues. In December, we capped off a very successful year by completing an initial public offering on the NASDAQ, which strengthened our balance sheet, allowing us to target new growth opportunities, and increased the exposure of Scopus in the market, particularly with our customer base."

Mr. Mahlab concluded, "As we look to the coming year, I am excited by our prospects. The worldwide video market continues to move from analog to digital, from standard definition to high definition and from traditional broadcast technologies to personalized content and advertising. With our complete digital video networking solution, Scopus has the right products and strategy to capitalize on these trends. We are focused on leveraging our strong position in international markets to increase our presence in the United States, drive sales of our newer IVG and dense decoder products, and grow our business in a consistent and profitable manner."

The Company will be hosting a conference call today at 10:00am EST. On the call, management will review and discuss the results, and will be available to answer investor's questions. To participate, please call one of the following teleconferencing numbers 5 minutes before the call. US Dial: 1 866 744 5399 UK
Dial: 0 800 917 5108 International Dial: +972 3 918 0619. For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Scopus's website, at: www.scopus.net

                                      # # #


ABOUT SCOPUS VIDEO NETWORKS

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus offers products that support digital television, HDTV, live event coverage and content distribution.

Scopus provide a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders and network management products. Scopus' products are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus' customers are network operators such as satellite, cable and telecom service providers and terrestrial broadcasters. Scopus' products are used by hundreds of network operators worldwide. For more information visit: www.scopus.net

CONTACTS:

Scopus Corporate Contact:
Moshe Eisenberg
Tel: +972-3-9007700
ir@scopus.net

Investor Relations Contacts:
GK International Investor Relations
Ehud Helft / Kenny Green
Tel: 1 866 704 6710
ehud@gkir.com / kenny@gkir.com

                                    * * * * *

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general, and video-over-IP in particular, the ability to increases sales of newer products, the successful expansion of sales in the United States and with larger cable operators, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

                              SCOPUS VIDEO NETWORKS
                      CONDENSED CONSOLIDATED BALANCE SHEET
                             US DOLLARS IN THOUSANDS

                                                       YEAR ENDED DECEMBER 31,
                                                        ---------------------
                                                          2004         2005
                                                        --------     --------
                                                                    (UNAUDITED)
                                                                     --------
                         ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                            $ 12,605     $ 33,644
   Trade accounts receivable (net of allowance
   for doubtful accounts of $900, $878 respectively)       7,766       11,509
   Inventories                                             6,627        8,452
   Other receivables and current assets                    1,592        1,453
                                                        --------     --------

TOTAL CURRENT ASSETS                                      28,590       55,058
                                                        --------     --------

FIXED ASSETS, NET                                          2,216        2,399
                                                        --------     --------

DEPOSITS IN GENERAL SEVERANCE FUND                           167          172
                                                        --------     --------

OTHER ASSETS                                                  88          105
                                                        --------     --------

TOTAL ASSETS                                            $ 31,061     $ 57,734
                                                        ========     ========

                      LIABILITIES AND
                    SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
   Trade accounts payable                               $  4,769     $  5,493
   Other payables and current liabilities                  6,481        7,871
                                                        --------     --------

TOTAL CURRENT LIABILITIES                                 11,250       13,364
                                                        --------     --------

LIABILITIES FOR VACATION AND SEVERANCE PAY                 1,629        1,624
                                                        --------     --------

SHAREHOLDERS' EQUITY:
   Ordinary shares                                         1,078        4,241
   Series A Preferred shares                                 696            -
   Series B Preferred shares                               1,210            -
   Additional paid-in capital                             44,477       72,575
   Deferred stock-based compensation                           -         (941)
   Accumulated deficit                                   (29,279)     (33,129)
                                                        --------     --------

TOTAL SHAREHOLDERS' EQUITY                                18,182       42,746
                                                        --------     --------

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY               $ 31,061     $ 57,734
                                                        ========     ========

                              SCOPUS VIDEO NETWORKS
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                             US DOLLARS IN THOUSANDS

                                                                       YEAR ENDED DECEMBER 31,  THREE MONTHS ENDED DECEMBER 31,
                                                                       2 0 0 4        2 0 0 5        2 0 0 4        2 0 0 5
                                                                       -------        -------        -------        -------
                                                                                    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                                                       -------        -------        -------        -------
 Revenues                                                               35,051         44,791         11,119         11,932
 Cost of revenues                                                       16,086         22,593          4,735          5,484
                                                                       -------        -------        -------        -------
 GROSS PROFIT                                                           18,965         22,198          6,384          6,448
 Research and development expenses, net of grants from the OCS           9,184         10,124          2,749          2,510
 Sales and marketing expenses                                           10,751         13,191          2,657          3,223
 General and administrative expenses                                     2,129          3,024            512            504
                                                                       -------        -------        -------        -------
 OPERATING LOSS/GAIN                                                    (3,099)        (4,141)           466            211
 Financing income (expense), net                                           187            346            195             74
 Other income (expense)                                                      1              -              2              -
                                                                       -------        -------        -------        -------
 LOSS/GAIN BEFORE INCOME TAXES                                          (2,911)        (3,795)           663            285
 Income tax expense (Note 13)                                              (30)           (55)            (4)           (18)
                                                                       -------        -------        -------        -------
 NET LOSS /GAIN                                                         (2,941)        (3,850)           659            267
                                                                       =======        =======        =======        =======

Net loss /Gain                                                          (2,941)        (3,850)           659            267
Dividend on preferred shares                                            (1,002)        (1,285)          (315)          (279)
                                                                       -------        -------        -------        -------
NET LOSS ATTRIBUTABLE TO ORDINARY SHARES                                (3,943)        (5,135)           344            (12)
                                                                       =======        =======        =======        =======

BASIC NET EARNINGS (LOSS) PER ORDINARY SHARE                             (1.43)         (1.60)          0.12          (0.00)
                                                                       =======        =======        =======        =======
DILUTED NET EARNINGS (LOSS) PER ORDINARY SHARE                           (1.43)         (1.60)          0.07          (0.00)
                                                                       =======        =======        =======        =======

Shares used in basic net earnings (loss) per share computation           2,759          3,217          2,759          3,669
                                                                       =======        =======        =======        =======
Shares used in diluted net earnings (loss) per share computation         2,759          3,217          5,053          3,669
                                                                       =======        =======        =======        =======